UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 3 May, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES:

Sens Announcement dated 29 April 2021: Quarterly Business Production Metrics, Trading Statement and Business Segment Overview

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2021; NEW OPERATING MODEL AND TRADING STATEMENT FOR FINANCIAL YEAR 30 JUNE 2021

PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2021

Sasol has published its production and sales metrics for the nine months ended 31 March 2021 on the Company´s website, under the Investor Centre section:
https://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

NEW OPERATING MODEL

As previously communicated, Sasol's response plan to mitigate the impact of the COVID-19 pandemic and lower oil prices included near-term deleveraging measures together with a reset of the strategy and operating model to position the business for sustained profitability in a low oil price environment. The new operating model is now in place and allows the business to be more agile, cost competitive and customer focused.

The non-financial information contained in the business performance metrics for the nine months ended 31 March 2021 has been presented in accordance with the new operating model. The financial information has been restated for financial years 2019, 2020 and half year 2021.

Additional information, including a revised overview of the business and modelling guidance for analysts and investors, is available on Sasol's website:
https://www.sasol.com/investor-centre/reporting/other-market-updates/new-operating-model

TRADING STATEMENT FOR THE FINANCIAL YEAR ENDING 30 JUNE 2021

Sasol's shareholders are advised that for the financial year ending 30 June 2021 (FY21) headline earnings per share (HEPS) are expected to improve by at least 20%, compared to the headline loss per share of R11,79 reported for the year ended 30 June 2020. Earnings per share (EPS) are also expected to improve by at least 20%, compared to the loss per share of R147,45 reported for the year ended 30 June 2020.

For the six months ended 31 December 2020, Sasol reported HEPS of R19,16 per share and EPS of R23,41 per share.

Sasol's FY21 results may still be impacted by a number of factors including adjustments resulting from the year-end closure process. A comprehensive trading statement will be published as soon as there is more certainty.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's audited FY21 results will be announced on Monday, 16 August 2021.

29 April 2021

Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol's business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary